UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g)

OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS

UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:	333-53603-03

GRAHAM PACKAGING HOLDINGS COMPANY

(SEE TABLE OF ADDITIONAL REGISTRANTS)

(Exact name of registrant as specified in its charter)

2401 Pleasant Valley Road

York, Pennsylvania 17402

(717) 849-8500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

8 1/4% Senior Notes due 2017

8 1/4% Senior Notes due 2018

9 7/8% Senior Subordinated Notes due 2014

(Title of each class of securities covered by this Form)

None

(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule/provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: Less than 300

TABLE OF ADDITIONAL REGISTRANTS

OF

8 1/4% SENIOR NOTES DUE 2017

8 1/4% SENIOR NOTES DUE 2018

9 7/8% SENIOR SUBORDINATED NOTES DUE 2014

EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER	COMMISSION FILE NO.
GPC Capital Corp I	333-170095-28
Graham Packaging Company, L.P.	333-170095
GPC Sub GP LLC	333-170095-25
Graham Packaging Latin America, LLC	333-170095-16
Graham Packaging Poland, L.P.	333-170095-15
Graham Recycling Company, L.P.	333-170095-14
Graham Packaging France Partners	333-170095-13
Graham Packaging West Jordan, LLC	333-170095-12
Graham Packaging Acquisition Corp.	333-170095-11
Graham Packaging Plastic Products Inc.	333-170095-10
Graham Packaging PET Technologies Inc.	333-170095-09
Graham Packaging Regioplast STS Inc.	333-170095-08
Graham Packaging International Plastic Products Inc.	333-170095-07
Graham Packaging Leasing USA LLC	333-170095-06
Graham Packaging Comerc USA LLC	333-170095-05
Graham Packaging Controllers USA LLC	333-170095-04
Graham Packaging Technological Specialties LLC	333-170095-03
Graham Packaging Minster LLC	333-170095-26
GPACSUB LLC	333-170095-02
Graham Packaging GP Acquisition LLC	333-170095-01
Graham Packaging LP Acquisition LLC	333-170095-24
CPG-L Holdings, Inc.	333-170095-23
Liquid Container Inc.	333-170095-22
Graham Packaging LC, L.P.	333-170095-21
Graham Packaging PX Holding Corporation	333-170095-20 |
Graham Packaging PX, LLC	333-170095-19
Graham Packaging PX Company	333-170095-18
WCK-L Holdings, Inc.	333-170095-17

Pursuant to the requirements of the Securities Exchange Act of 1934, the undersigned registrants caused this certification/notice to be signed on their behalf by the undersigned duly authorized person.

Date: September 8, 2011

GPC Capital Corp I

GPC Sub GP LLC

Graham Packaging Latin America, LLC

Graham Packaging West Jordan, LLC

Graham Packaging Acquisition Corp.

Graham Packaging Plastic Products Inc.

Graham Packaging PET Technologies Inc.

Graham Packaging Regioplast STS Inc.

Graham Packaging International Plastic Products Inc.

Graham Packaging Leasing USA LLC

Graham Packaging Comerc USA LLC

Graham Packaging Controllers USA LLC

Graham Packaging Technological Specialties LLC

Graham Packaging Minster LLC

GPACSUB LLC

Graham Packaging GP Acquisition LLC

Graham Packaging LP Acquisition LLC

CPG-L Holdings, Inc.

Liquid Container Inc.

Graham Packaging PX Holding Corporation

WCK-L Holdings, Inc.

	By:	/s/ David W. Bullock
	Name:	David W. Bullock

Date: September 8, 2011	Graham Packaging Holdings Company

	By:	BCP/Graham Holdings LLC, its general partner

	By:	/s/ David W. Bullock
	Name:	David W. Bullock

Date: September 8, 2011	Graham Packaging Company, L.P.

	By:	GPC Opco GP, LLC, its general partner

	By:	/s/ David W. Bullock
	Name:	David W. Bullock

Date: September 8, 2011	Graham Packaging France Partners

	By:	Graham Packaging Company, L.P., its general partner
	By:	GPC Opco GP, LLC, its general partner

	By:	/s/ David W. Bullock
	Name:	David W. Bullock

Date: September 8, 2011	Graham Packaging Poland, L.P.

	By:	GPACSUB LLC, its general partner

	By:	/s/ David W. Bullock
	Name:	David W. Bullock

Date: September 8, 2011	Graham Recycling Company, L.P.

	By:	GPC Sub GP LLC, its general partner

	By:	/s/ David W. Bullock
	Name:	David W. Bullock

Date: September 8, 2011	Graham Packaging LC, L.P.

	By:	Graham Packaging GP Acquisition LLC, its general partner

	By:	/s/ David W. Bullock
	Name:	David W. Bullock

Date: September 8, 2011	Graham Packaging PX, LLC

	By:	Graham Packaging PX Holding Corporation, its sole member

	By:	/s/ David W. Bullock
	Name:	David W. Bullock

Date: September 8, 2011	Graham Packaging PX Company

	By:	Graham Packaging PX Holding Corporation, its partner

	By:	/s/ David W. Bullock
	Name:	David W. Bullock

	By:	Graham Packaging PX, LLC, its partner

	By:	/s/ David W. Bullock
	Name:	David W. Bullock

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